UNITED STATES
                       SECURITIES & EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934




                              RYDER SYSTEM, INC
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                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                   783549108
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                                (CUSIP Number)

                               October 20, 2000
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            (Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule 13D is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 783549108

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1.    Names Of Reporting Persons
      I.R.S. Identification Nos. of above persons
      (entities only)

      LEON G. COOPERMAN
      S.S. No. ###-##-####

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2.    Check Appropriate Box if a Member of a Group *
      (a)  [ ]
      (b)  [X]

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3.    SEC Use Only
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4.    Citizenship or Place of Organization

      UNITED STATES

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               (5)  Sole Voting Power
                      3,986,600
                -------------------------------------------------------
Number of      (6)  Shared Voting Power
Shares Bene-          1,781,100
ficially
Owned by        -------------------------------------------------------
Each Report-   (7)  Sole Dispositive Power
ing Person            3,986,600
With:
                -------------------------------------------------------
               (8)  Shared Dispositive Power
                      1,781,100

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9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

        5,767,700

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10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares*


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11.   Percent of Class Represented by Amount in Row (11):

        9.7%

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12.   Type of Reporting Person*

        IN
                    * See Instructions Before Filling Out.

CUSIP No. 783549108

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the common shares (the "Common Stock" or the "Shares"), of RYDER SYSTEM INC., the ("Company"), a
Florida corporation, which has its principal executive offices at 3600 N.W. 82nd Ave, Miami FL 33166


Item 2.   Identity and Background.
          -----------------------

          This statement is filed on behalf of Leon G. Cooperman ("Mr. Cooperman").

          Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. ("Associates"), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of four limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P. ("Capital LP"), Omega Institutional Partners, L.P. ("Institutional LP"), Omega Capital Investors, L.P. ("Investors LP") and Omega Equity Investors L.P. ("Equity L.P."). These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts.

          Mr. Cooperman is the President and majority stockholder of Omega Advisors, Inc. ("Advisors"), a Delaware corporation, engaged in providing investment management services and is deemed to control said entity. Advisors serves as the investment manager to Omega Overseas Partners, Ltd. ("Overseas"), a Cayman Islands exempted company, with a business address at British American Tower, Third Floor, Jennrett Street, Georgetown, Grand Cayman Island, British West Indies. Mr. Cooperman has investment discretion over portfolio investments of Overseas and is deemed to control such investments.

          Advisors also serves as a discretionary investment advisor to a limited number of institutional clients (the "Managed Accounts"). As to the Shares owned by the Managed Accounts, there would be shared power to dispose or to direct the disposition of such Shares because the owners of the Managed Accounts may be deemed beneficial owners of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate the discretionary account within a period of 60 days.

          Mr. Cooperman is the ultimate controlling person of Associates, Capital LP, Institutional LP, Investors LP, Equity LP and Advisors.

          The address of the principal business office of each of Mr. Cooperman, Capital LP, Institutional LP, Investors LP, Equity LP,
Overseas, and Advisors is 88 Pine Street, Wall Street Plaza, 31st
Floor, New York, New York 10005.

CUSIP No. 783549108

          Mr. Cooperman is a United States citizen;

          Neither Mr. Cooperman nor any of the investment entities controlled by him have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Mr. Cooperman beneficially owns 5,767,700 Shares. Of this amount, 1,973,400 Shares were purchased by Capital LP, at a cost of $39,642,350; 86,900 Shares were purchased by Institutional LP, at a cost of $1,742,488; 177,600 Shares were purchased by Investors LP, at a cost of $3,578,668; 1,714,200 Shares were purchased by Overseas, at a cost of $33,964,613; 34,500 Shares were purchased by Equity LP, at a cost of $547,601; and 1,781,100 Shares were purchased by the Managed Account at a cost of $36,087,501. The source of funds for the purchase of all such Shares was investment capital.


Item 4.    Purpose of the Transaction.
           --------------------------

           While generally supportive of the Company's management, Mr. Cooperman has had discussions with such management concerning ways to enhance shareholder value. Mr. Cooperman anticipates continuing those discussions with management and/or board members, and may hold related discussions with third parties concerning value-enhancing strategies. Such discussions may relate to, or could result in, one or more of the transactions specified in clause (a) through (j) of Item 4 of Schedule 13D. Mr Cooperman has acquired the Shares for investment purposes. In the ordinary course of business, he continually assess the Company's business, financial condition, results of operations and prospects, as well as general economic, financial and industry conditions, the securities markets generally, trading prices (both generally and for the Company's securities in particular), and other investment opportunities. Depending on such assessments, he may acquire additional Shares, or he may decide to sell or dispose of some or all of his Shares, in the open market or in privately negotiated transactions. Except as set forth above, Mr. Cooperman has no plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 783549108

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon the information contained in the Company's Form 10Q for the quarterly period ended June 30, 2000 filed with the Securities and Exchange Commission, there were issued and outstanding as of July 31, 2000 59,609,920 Shares. Capital LP is deemed to own 1,973,400 Shares, or a 3.3% of those outstanding; Institutional LP is deemed to own 86,900 Shares, or 0.2% of those outstanding; Equity LP is deemed to own 34,500 Shares, or 0.1% of those outstanding; Overseas is deemed to own 1,714,200 Shares, or 2.9% of those outstanding; Investors LP is deemed to own 177,600 Shares, or 0.3% of those outstanding; and the Managed Account is deemed to own 1,781,100 Shares, or 3.0% of those outstanding. Mr. Cooperman possesses sole power to vote and direct the disposition of all Shares of Common Stock owned by Omega Overseas Partners, Ltd. As to the 1,781,100 Shares owned by the Managed Account, there would be shared power to dispose or to direct the disposition of such Shares because the owners of the Managed Account may be deemed beneficial owner of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate the discretionary account within a period of 60 days.

          The following table details the transactions by each of Capital LP, Institutional LP, Equity LP, Overseas, Investors LP, and the Managed Account in shares of Common Stock within the 60 day period prior to this filing. All such transactions were open market transactions.

                              Purchase by
                       Omega Equity Partners, L.P.
                       ---------------------------

               Date of           Amount of               Price Per
             Transaction          Shares                   Share
             -----------         ---------               ---------
             10/20/2000           34,500                   $15.87

                               Sales by
                         The Managed Account
                         -------------------

               Date of           Amount of               Price Per
             Transaction          Shares                   Share
             -----------         ---------               ---------
             9/15/2000            30,800                   $21.10
            10/11/2000            28,000                    16.70
            10/13/2000            28,100                    17.14

CUSIP No. 783549108

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          --------------------------------------------------------

          Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          There is no material to be filed as Exhibits.

CUSIP No. 783549108

                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:  October 6, 2000

LEON G. COOPERMAN, individually,
as Managing Member of Omega
Associates, L.L.C. on behalf of
Omega Capital Partners, L.P.,
Omega Institutional Partners, L.P.,
Omega Capital Investors, L.P.,
Omega Equity Investors, L.P., and
as President of Omega Advisors, Inc.


By /s/ ALAN M. STARK
  ------------------
  Alan M. Stark
  Attorney-in-Fact
Power of Attorney on file

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).